Exhibit 1

February 3, 2006 TSX Venture Exchange: BAJ

PRESS RELEASE

CLARIFICATION OF WARRANTS OUTSTANDING

Baja Mining Corp. (the "Company") would like to clarify the Company's warrants currently issued and outstanding. The warrants trading on the TSX-Venture Exchange were issued in a financing completed in April 2004. Those warrants have an exercise price of $1.15 and are 60 month warrants that expire on April 19, 2009. The $1.15 warrants are the only warrants trading. This was previously announced in a press release dated April 21, 2004.

Further, the Company completed a previously announced private placement in December 2005 and warrants issued pursuant to that financing have an exercise price of $0.45 with an expiry date of 2 years from the date of issue. The $0.45 warrants are privately held and are **not** listed for trading on any Exchange.

The Company hopes this clarifies any confusion. If there are further questions on the warrants, please contact the Company at (604) 685-2323.

ON BEHALF OF THE BOARD OF DIRECTORS OF BAJA MINING CORP.

"John W. Greenslade"

JOHN W. GREENSLADE, PRESIDENT

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release